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17017061

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2016 (MM/DD/YY) AND ENDING 12-31-2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MJ Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One California Plaza, 300 Grand Avenue Suite 4050
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Thornton 626 356 0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brook Weiner LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MJ Capital Partners LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Loose Certificate Attachment

CP

Notary Public

X [signature]
Signature

X Fin Op
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of February (Month), 2017 (Year)

by Steven L. Thornton

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Candace Parra
Signature of Notary Public


CANDACE PARRA
COMM. #2074148
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. JULY 11, 2018
ESI1
ESI1

Seal
Place Notary Seal Above

--- **OPTIONAL** ---

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/28/2017

Number of Pages: 1

Signer(s) Other Than Named Above: ______

TABLE OF CONTENTS

	Page
Financial Statements	
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Ownership Equity and Changes In Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 9
Statement of Computation of Net Capital, Aggregate Indebtedness, and Net Capital Requirement Pursuant to Rule 15c3-1	10
Review Report on Exemption from SEC Rule 15c3-3	11
SEC Rule 15c3-3 Exemption Report	12

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MJ Capital Partners, LLC

We have audited the accompanying statement of financial condition of MJ Capital Partners, LLC (a limited liability company organized in California) as of December 31, 2016, and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. MJ Capital Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MJ Capital Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement have been subjected to audit procedures performed in conjunction with the audit of MJ Capital Partners, LLC's financial statements. The supplemental information is the responsibility of MJ Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement are fairly stated, in all material respects, in relation to the financial statements as a whole.

Brook Weiner, L.L.C.

Chicago, Illinois

February 27, 2017

MJ Capital Partners, LLC
Statement of Financial Condition
December 31, 2016

		Total
ASSETS		
Current Assets		
Bank Accounts		
Chase Checking - 7562		36,802
Total Bank Accounts	$	36,802
Total Current Assets	$	36,802
TOTAL ASSETS	$	36,802
LIABILITIES AND EQUITY		
Liabilities		
Intercompany Payables		11,207
Other Payables - Related Party		1,000
Total Current Liabilities	$	12,207
Total Liabilities	$	12,207
Equity		
Owner's Equity		24,595
Total Equity	$	24,595
TOTAL LIABILITIES AND EQUITY	$	36,802

See Accompanying Notes to the Financial Statements

MJ Capital Partners, LLC
Statement of Income
For the Year Ended December 31, 2016

		Total
Income		
Investment Banking & Consulting Fees		331,017
Total Income	$	331,017
Expenses		
Bank Charges		2,185
CCO Fees/Compliance Support		34,200
FINOP/Financial Reporting		18,300
Consulting		16,924
Regulatory Fees		2,963
Rent/Occupancy		13,500
Research & Service Provider		22,500
Salaries, Bonuses, Benefits		78,298
Technology, Data & Communication Costs		270
Total Expenses	$	189,140
Net Operating Income	$	141,877
Net Income	$	141,877

See Accompanying Notes to the Financial Statements

MJ Capital Partners, LLC
Statement of Changes in Ownership Equity and Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

		Total
Statement of Changes in Ownership Equity		
Balance Beginning of Period		104,899
Net Income		141,877
Capital Contributions		27,819
Distributions		(250,000)
Balance End of Period	$	**24,595**
Statement of Changes in Liabilities Sub. To Claims of General Creditors		
Balance, beginning of Period		-
Increases		-
Decreases		-
Balance, end of Period	$	-

See Accompanying Notes to the Financial Statements

MJ Capital Partners, LLC
Statement of Cash Flows
December 31, 2016

		Total
OPERATING ACTIVITIES		
Net Income		141,877
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		50,000
Accounts Payables		(5,600)
Intercompany Payable		11,207
Other Payables - Related Party		1,000
Net cash provided by operating activities	$	198,484
CASH FLOWS FROM FINANCING ACTIVITIES		
Owner's Equity:Contributions		27,819
Owner's Equity:Distributions		(250,000)
Net cash used in financing activities	$	(222,181)
Net cash increase for period	$	(23,697)
Cash at beginning of period		60,499
Cash at end of period	$	36,802

See Accompanying Notes to the Financial Statements

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

JHCG Securities, LLC (now MJ Capital Partners, LLC) was acquired by Michael J. Cavallaro on December 31, 2014. MJ Capital Partners, LLC (the "Company"), solely owned by Michael J. Cavallaro, was organized in California on October 29, 2010. The Company completed a merger with JHCG Securities, LLC, a limited liability company and broker-dealer, on June 10, 2015. The Company operates from one location in Los Angeles, California as a limited broker-dealer engaged in providing mergers and acquisitions, advisory services, and raising capital for middle market companies and their owners.

Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Accounts Receivable

Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a Limited Liability Company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is present in the Company's financial statements.

The Company has adopted the provisions of ASC 740, Income Tax, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense respectively. For the period ending December 31, 2016, the Company had no amounts accrued for interest or penalties.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files tax returns in the U.S. federal jurisdiction and California. The Company remains subject to U.S. and state examinations by tax authorities for years beginning in 2014.

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities. The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company's entire assets which consist of cash are classified as Level 1.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3 inputs are unobservable inputs for the asset or liability.

Subsequent Events
Management has evaluated subsequent events through February 27, 2017, the date which the financial statements were available to be issued.

Note B – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a minimum net capital of $5,000. Net capital of the Company, net of non-allowable assets of zero, as December 31, 2016 was $24,595. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

Note C – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, there were no uninsured cash balances.

Note D – RELATED PARTY

The Company's managing director is also the majority stockholder of the Company's holding company, MJC Partners, LLC. The Company engages in transactions with its holding company for certain expenses which are paid by the holding company and agreed upon in an expense sharing agreement. For the year ended December 31, 2016, the holding company paid and was reimbursed for $158,977 of the Company's expenses, and as of the year end, the Company owes $11,207 to the holding company.

MJ Capital Partners, LLC

Statement of Computation of Net Capital, Aggregate Indebtedness, and Net Capital Requirement Pursuant to Rule 15c3-1

For the Year Ended December 31, 2016

Non-Allowable Assets		
Prepaid Expenses		
Unsecured Receievables	$	-
Total Non-Allowable Assets	$	-
Computation of Net Capital		
Total Owner's Equity Qualified for Net Capital	$	24,595
Less: Non-Allowable Assets		-
Net Capital Before Haircuts		24,595
Less: Haircuts on Allowable Assets		-
Net Capital	$	24,595
COMPUTATION OF BASIC NET CAPITAL		
FINRA Required Net Capital (6.67% of AI or $5,000; whichever is greater)	$	5,000
SEC Rule 17a-11 (120% of Required Net Capital)		6,000
Net Capital in Excess of the greater of FINRA Required Net Capital of 120% of Required Net Capital	$	18,595
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Intercompany Payables	$	11,207
Other Payables - Related Party		1,000
Total Aggregate Indebtedness from Statement of Financial Condition	$	12,207
Ratio of Aggregate Indebtedness to Net Capital		49.63%

There were no material differences between the above audited computation of net capital requirement and that which was filed on the amended fourth quarter FOCUS report.

See Report of Independent Registered Public Accounting Firm

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MJ Capital Partners, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) MJ Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MJ Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)-"Special Account for the Exclusive Benefit of customers" and (2) MJ Capital Partners, LLC stated that MJ Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MJ Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MJ Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brook Weiner, L.L.C.

Chicago, IL

February 27, 2017

February 15, 2017

BrookWeiner, LLC
125 S. Wacker Drive, Suite 1000
Chicago, IL 60606

Dear Gentlemen:

MJ Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17-a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1. The Company is claiming and exemption from SEC Rule 1Sc3-3 under the following provisions:
   - Operate pursuant 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)").
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the 2015 fiscal year without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2016.

Sincerely,



Michael J. Cavallaro
Managing Principal